Form N-SAR
Attachment for Items #77.C
Matters Submitted to a Vote of Security Holders

THE MAINSTAY FUNDS
811-4550
For Period Ending 04/30/05

MAINSTAY BLUE CHIP GROWTH FUND

(a)  The date of the meeting and whether it was an annual or special meeting;

Pursuant to notice, a special meeting of shareholders (the “Special Meeting”) of the MainStay Blue Chip Growth Fund (the “Fund”), a series of The MainStay Funds (the “Trust”), was held on Monday, June 27, 2005, at 9:00 a.m. (Eastern time) at the offices of New York Life Investment Management LLC (“NYLIM”), 169 Lackawanna Avenue, Parsippany, New Jersey, in Room C1-B.

(b)	If the meeting involved the election of directors, state the name of each director elected at the meeting and the names of all other directors now in office;

Not Applicable.

(c)	Describe each matter voted upon at the meeting and state the number of affirmative votes and the number of negative votes cast with respect to each matter;

The only order of business was for the shareholders of the Fund to consider whether to approve or disapprove a proposal for an Agreement and Plan of Reorganization providing for (i) the acquisition of the assets of the Fund by the Large Cap Growth Fund (the “Acquiring Fund”), a series of the Trust, in exchange for shares of the Acquiring Fund and the Assumption of all liabilities of the Fund by the Acquiring Fund; and (ii) the subsequent liquidation of the Fund (the “Reorganization”).

A meeting of shareholders of the Fund was originally held on May 25, 2005, and owing to the fact that there were not enough shares voted to constitute a quorum, the meeting was adjourned to June 15, 2005, and subsequently to this date.

At the December 10-11, 2004 meeting of the Board of Trustees of the Trust (the “Board”), including a majority of the Trustees who are not interested persons of the Fund, as defined in the Investment Company Act of 1940, as amended, unanimously approved the Proposal, provided that the shareholders approve the Proposal at the Special meeting, or at any adjournment thereof.

Upon shareholder approval, the proposal became effective on June 28, 2005.

The following is a summary that shows that the votes on the Proposal presented before the Special Meeting held on June 27, 2005, to approve or disapprove a proposal for an Agreement and Plan of Reorganization, were cast as follows:

Class A	Votes For	Votes Against	Votes Abstaining
In Person	0	0	0
By Proxy	2,708,922	51,941	124,336
TOTAL	2,708,922	51,941	124,336

Class B	Votes For	Votes Against	Votes Abstaining
In Person	0	0	0
By Proxy	9,951,676	326,074	560,569
TOTAL	9,951,676	326,074	560,569

Class C	Votes For	Votes Against	Votes Abstaining
In Person	0	0	0
By Proxy	294,891	11,067	20,045
TOTAL	294,891	11,067	20,045

All Shares	Votes For	Votes Against	Votes Abstaining
In Person	0	0	0
By Proxy	12,955,489	389,082	704,950
TOTAL	12,955,489	389,082	704,950

(d)
Describe the terms of any settlement between the registrant and any other participant (as defined in Rule 14a-11 of Regulation 14A under the 1934 Act) terminating any solicitation subject to Rule 14a-11, including the cost or anticipated cost to the registrant.

Not Applicable.